                                                               EXHIBIT 20.1
NEWS RELEASE

For Release:   Immediate

Contact:       Jean Fargo
               Corporate Communications Mgr.
               (847) 405-3400


                      SPS REPORTS SECOND QUARTER RESULTS

RIVERWOODS, IL, July 17, 1996 -- SPS Transaction Services, Inc. (NYSE:PAY) today reported net income for the quarter ended June 30, 1996 was $6.6 million, a 33 percent decrease from the same period last year. Earnings per share were 24 cents compared with 36 cents for the same period a year ago. This is consistent with the earnings range estimate provided in the company's June 21 announcement. Net operating revenues for the quarter rose 9 percent to $83.3 million.

   Net income for the first half of 1996 was $17.6 million, or 65 cents per share, compared to 74 cents for the same period in 1995. Net operating revenues for the six months ended June 30 increased 18 percent to $172.3 million.

   SPS attributed the decline in earnings primarily to two major issues: an increase in charge-offs in the company's private label credit card portfolios related to an industry-wide deterioration in consumer credit quality, and the mix and pricing of promotional payment plans offered to their consumer private label credit cardholders.

   The company ended the quarter with 3.3 million active consumer private label accounts, both owned and managed, a slight decrease from last year. Credit card loans outstanding, including securitized loans, at June 30, 1996 were $2.0 billion compared with $1.8 billion a year ago.

   The company's active commercial accounts increased 20 percent at June 30, 1996 to 727,000 from 607,000, a year ago. Electronic point-of-sale transactions processed rose 14 percent to 104.8 million compared with 91.7 million during the second quarter last year. Customer contacts in the operational outsourcing segment were 2.1 million, up slightly from last year.

   SPS Transaction Services, Inc. is a provider of a range of technology outsourcing services including the electronic processing of credit card transactions, commercial accounts receivable processing, and call center customer service and technical help desk services in addition to its consumer private label credit card business. SPS is a majority-owned subsidiary of Dean Witter, Discover & Co.

                                      ###









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                               SPS TRANSACTION SERVICES, INC.
                                    Financial Highlights

                                       (In Thousands, Except Per Share Data)


                                             Three Months Ended June 30,
                                     -----------------------------------------
                                                     (Unaudited)

                                       1996              1995         % Change
                                     ---------         ---------      --------
Net Operating Revenues               $  83,296         $  76,161            9%

Net Income                           $   6,593         $   9,785          (33%)

Net Income per Common Share          $    0.24         $    0.36          (33%)


Weighted Average Common Shares
Outstanding                             27,183            27,114            -



                                               Six Months Ended June 30,
                                     -----------------------------------------
                                                      (Unaudited)

                                       1996              1995         % Change
                                     ---------         ---------      --------
Net Operating Revenues               $ 172,307         $ 145,732           18%

Net Income                           $  17,628         $  20,062          (12%)

Net Income per Common Share          $    0.65         $    0.74          (12%)


Weighted Average Common Shares
Outstanding                             27,150            27,096            -













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SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
- -------------------------------------------------------------------------------
(In thousands, except per share data)


                                     Three Months Ended       Six Months Ended
                                          June 30,                June 30,
                                     ------------------     -------------------
                                      1996        1995        1996       1995
                                     -------    -------     --------   --------
                                         (Unaudited)             (Unaudited)
Processing and service revenues      $64,766    $58,969     $139,096   $114,197
Merchant discount revenue              7,375      9,285       15,219     16,963
                                     -------    -------     --------   --------
                                      72,141     68,254      154,315    131,160

Interest revenue                      56,194     35,444      112,146     55,532
Interest expense                      18,943     16,263       41,586     25,367
                                     -------    -------     --------   --------
  Net interest income                 37,251     19,181       70,560     30,165
Provision for loan losses             26,096     11,274       52,568     15,593
                                     -------    -------     --------   --------
  Net credit income                   11,155      7,907       17,992     14,572

NET OPERATING REVENUES                83,296     76,161      172,307    145,732

Salaries and employee benefits        24,471     21,480       48,671     42,497
Processing and service expenses       26,836     23,357       53,507     41,917
Other expenses                        21,353     15,140       41,694     28,166
                                     -------    -------     --------   --------
  Total operating expenses            72,660     59,977      143,872    112,580
                                     -------    -------     --------   --------

Income before income taxes            10,636     16,184       28,435     33,152
Income tax expense                     4,043      6,399       10,807     13,090
                                     -------    -------     --------   --------
NET INCOME                           $ 6,593    $ 9,785     $ 17,628   $ 20,062
                                     =======    =======     ========   ========

NET INCOME PER COMMON SHARE          $  0.24    $  0.36     $   0.65   $   0.74


Weighted Average Common Share
  Outstanding                         27,183     27,114       27,150     27,096


                           SPS TRANSACTION SERVICES, INC.
                                STATISTICAL SUMMARY


                                       Three Months Ended    Six Months Ended
                                             June 30,            June 30,
                                      -------------------   ------------------
                                        1996       1995       1996      1995
                                      --------   --------   --------  --------
Income Statement Data (thousands)
  Transaction processing services     $ 20,655   $ 18,881   $ 42,089  $ 37,300
  Managed Programs                      22,117     18,204     45,238    38,886
  HSB Programs                          11,561      6,052     23,201     9,357
  Servicing fees on securitized loans   10,433     15,832     28,568    28,674
                                      --------   --------   --------  --------
    Processing and service revenues   $ 64,766   $ 58,969   $139,096  $114,197
                                      ========   ========   ========  ========

Balance Sheet Data (millions)
  End-of-period
    Credit card loans outstanding,
      including securitized loans     $2,001.6   $1,766.7   $2,001.6  $1,766.7

    Securitized loans                   $580.0     $583.2     $580.0    $583.2

  Average
    Credit card loans outstanding,
      including securitized loans     $2,074.8   $1,755.2   $2,148.2  $1,456.2

    Securitized loans                   $580.0     $620.2     $584.1    $530.7

Operating Data (thousands)
  Electronic point-of-sale
    transactions processed             104,767     91,656    201,967   175,373
  Operational outsourcing customer
    contacts processed                   2,108      2,071      4,739     4,215
  Active consumer credit card
    accounts(end-of-period)              3,346      3,398      3,346     3,398
  Active commercial credit card
    accounts(end-of-period)                727        607        727       607

Asset Quality
  Average
    Net charge-off % (Managed)*            7.3%       4.6%       6.8%      4.1%
    Net charge-off % (Owned)               7.3%       3.8%       6.8%      3.1%

  End-of-period
    30-89 days delinquency % (Managed)*    4.9%       3.8%       4.9%      3.8%
    30-89 days delinquency % (Owned)       5.2%       3.6%       5.2%      3.6%

    90-179 days delinquency % (Managed)*   3.4%       2.3%       3.4%      2.3%
    90-179 days delinquency % (Owned)      3.8%       2.2%       3.8%      2.2%

* Includes securitized loans.